OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Affordable Community Energy Services Company

180 N. Michigan Avenue
Suite 2405
Chicago, IL 60601

www.affordablecommunityenergyservices.com

ACE

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 20,000 shares of Class B Common Stock ($1,000,000)

Minimum 200 shares of Class B Common Stock ($10,000)

Company	Affordable Community Energy Services Company
Corporate Address	180 N. Michigan Avenue, Suite 2405, Chicago, IL 60601
Description of Business	An energy services company (ESCO) providing broad-based energy efficiency, water conservation and renewable energy retrofit improvements to the owners of multifamily low-income ("affordable") housing.
Type of Security Offered	Shares of Class B Common Stock (the "Shares", or the "Securities")
Purchase Price of Security Offered	$50
Minimum Investment Amount (per investor)	$250

Unless required by applicable law, no holder of Class B Common Stock shall have any voting right or power in respect of Class B Common Stock, and no holder of Class B Common Stock shall be entitled in respect of Class B Common Stock to notice of any stockholders' meeting; provided, that no amendment of the Second Amended and Restated Articles of Incorporation of the Company (the "Restated Articles") that adversely affects the rights of holders of Class B Common Stock as set forth in Article 5 of the Restated Articles of Incorporation (other than any amendment that proportionally affects the rights of holders of the Class A Common Stock in the same manner) shall become effective unless it shall have been approved by vote of holders of more than 50% of all outstanding shares of Class B Common Stock, voting as a separate class on the basis of one vote per share of Class B Common Stock held.

If ACE completes this offering of shares of Class B Common Stock with the sale of the minimum number of the shares of this offering (200 shares), then ACE will at the time of the completion of the offering have the following capital structure:

Class A Common Stock (voting): 45,000 shares owned directly and indirectly (through Greenberger Holding LLC) by Jeffrey Greenberger and his spouse.

Class B Common Stock (non-voting): 200 shares to be owned by purchasers in this offering

Convertible Note Holders: 4,712 shares of Class A Common Stock issuable on conversion of notes owned by prior investors

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Business Description--Overview

Affordable Community Energy Services Company (ACE) provides broad energy efficiency, water conservation and renewable energy retrofit improvements to the owners of affordable (low-income) multifamily housing, with the twin missions of helping to keep affordable housing affordable and to fight climate change. We provide the resources, expertise and 100% of the capital necessary to install these improvements in exchange for a Developers Fee (targeted at 10% of project costs), a substantial share of the actual savings resulting from our efficiency and conservation measures and the value of the electricity we produce from any renewable systems we install on-site.

Sales, Supply Chain and Customer Base

Company has signed agreements for 12 properties owned by Mercy Housing, Inc. ("Mercy Housing") and substantially completed work at six of them. These properties form a small portion of what the Company expects to be approximately a $6 million project to retrofit approximately 90 Mercy Housing properties in California. The Company has no other sales at this point.

As a service company ACE does not have a supply chain as such, but as described in the Team section, ACE relies heavily on strategic partners to provide the technical expertise and construction management necessary to install and manage our improvements. At this point the Company's principal strategic partner is Bright Power, Inc., a firm specializing in sustainability engineering and project management. Bright Power does source equipment, lighting and plumbing fixtures and other materials, using the best available suppliers as determined by the scope of Company's projects.

In addition to discussions with Mercy Housing, ACE has had preliminary conversations with other owners of affordable housing about the ACE service model, but we have not pursued projects with those other owners, deciding instead to make sure that we pursue changes to the potentially broad Mercy Housing California project. Once the larger Mercy Housing project is well underway, we will reengage with the owners of large and medium-sized portfolios, some of whom have already expressed an interest, to expand our business. We believe that our customer base for now will be limited to those owners who are located in states where the cost of utilities and availability of incentives are high enough to support our business. We estimate that 14 states meet that standard.

Competition

Company is aware of only a couple of organizations that are providing a similar range of services to affordable housing, Elevate in Chicago and Commons Energy located in Vermont. There are a number of other service companies who provide some of the services to Company's target customers, including audit and engineering firms, lighting contractors, water contractors and renewable energy installers. Traditional energy services companies (ESCO's) have not usually focused on affordable housing because of the complexities involved and the relatively small size of projects in that market.

Liabilities and Litigation

The Company has issued Convertible Promissory Notes in the aggregate principal amount of $174,500, which will be due and payable November 2, 2018. These notes are described in the "Indebtedness" section of this offering. In addition, Jeffrey Greenberger, a principal of the Company has made or intends to make project-related advances to the Company of up to approximately $128,000, approximately $30,000 of which has been advanced as of October 20, 2017, for which he expects to be repaid. Finally, ACE has ongoing payables to its employee, lawyers and service providers that support our websites and bookkeeping and payments to StartEngine pursuant to this Offering, etc.

The Company is not involved in any litigation nor is it aware of any dispute that might result in litigation.

The team

Officers and directors

Jeff Greenberger	Director, CEO and President
Madelyn Greenberger	Director, Vice President and Secretary

Jeff Greenberger
Jeff founded Affordable Community Energy Services Company ("ACE") in July 2016 becoming its President, CEO and Director. From January 2012 until June 2016, he was the Chief Operating Officer of Affordable Community Energy, Inc., a subsidiary of Hispanic Housing Development Corporation, a non-profit owner/developer of affordable housing ("HHDC"). The "ACE Model" was developed while Jeff was working for HHDC. Jeff leads all efforts at ACE, with a focus on financing, and client

acquisition and service. Prior to ACE, Jeff worked at Jones Lang LaSalle from 1984 to 2001 where, among other things, he co-founded and co-led JLL's Public Sector practice. Jeff worked for Deutsche Bank in New York from 2002 to 2006 as Head of Strategic Planning/Real Estate—Americas and AsiaPacific, and then as Global Head of CRES Corporate Planning. He attended Northwestern University and received his law degree at Columbia University Law School. Jeff has served on the Boards of Hispanic Housing Development Corporation, Facing History and Ourselves and The Institute for Clinical Social Work. He is a frequent speaker at national conferences on energy and water conservation and renewable energy improvements for affordable housing and a tireless proponent of the ACE Mission.

Madelyn Greenberger
Madelyn is a Licensed Clinical Social Worker, with private practice in Chicago, Illinois, providing long-term psychoanalytic psychotherapy to adults, adolescents, children and couples. She has practiced alone, but has done business from 1977 until the present as Psychotherapy Associates of which she has been the sole owner. She has been a Director and Vice President and Secretary of ACE since its inception in July 2016. She has a Bachelor of Arts in Sociology and Psychology from Northwestern University in Evanston, Illinois, a Master of Science in Social Work from the Columbia University School of Social Work in New York, New York, A Certificate for Advanced Training from the Chicago Institute for Psychoanalysis, Child of Adolescent Psychoanalytic Psychotherapy Program, Chicago, Illinois, and Advanced Training from the National Institute for the Pyschotherapies in New York. Madelyn is an owner of ACE and, as such, her role is to provide guidance and grounding to her husband, Jeff, calling on her long experience as an entrepreneurial service provider.

Number of Employees: 1

Related party transactions

The Company has engaged in several related party transactions since its commencement: 1. During November 2016 to January 2017, the Company raised $174,500 through the sale of Convertible Promissory Notes in a private placement. Persons related to Jeffrey Greenberger and Madelyn Greenberger, principals of the Company, purchased $101,500 aggregate principal amount of such Convertible Promissory Notes. See "Indebtedness" for terms related to the Convertible Promissory Notes. 2. The Company has retained Daniel Greenberger, the brother of Jeffrey Greenberger, a principal of the Company, to provided marketing and other services. The Company pays Daniel Greenberger $2,000 per month and may terminate the services at any time. 3. Jeffrey Greenberger has made or is committed to make advances to the Company of approximately $128,000, approximately $30,000 of which has been advanced as of October 20, 2017, and may make future project-related advances or loans to the Company but is under no obligation to do so. If requested by Mr. Greenberger the Company will repay Mr. Greenberger any such project-related advances from future project revenues or proceeds of this Offering paid to the Company without interest. Mr. Greenberger has also made contributions to the Company for its non-project operating expenses, but will not expect repayment of these contributions.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **There are significant risks in investing in the Company.** Investing in Affordable Community Energy Services Company ("ACE," the "Company" or "we") is very risky for many reasons, including but not limited to those described below. You must carefully consider and evaluate all risks. Any one of them could have a material adverse effect on the Company, including its business, operations, financial condition, liabilities, liquidity, prospects and ability to continue as a company. Any one of them could result in the sudden and irretrievable loss of your entire investment.
- **We are an early stage company with limited operating history.** ACE is a startup company providing services to owners of low-income housing units. We were incorporated in the State of Illinois on June 25, 2016. There is no assurance that we will be successful in marketing and providing our services or that we will have the resources and financing to perform them. Our prospects must be considered in light of the risks encountered by companies in the early stages of development in highly challenging markets, particularly the markets for energy services companies serving low-income housing. You should consider the frequency with which early-stage businesses encounter unforeseen expenses, difficulties, complications, delays and other adverse factors.
- **Our only projects at this time are with a single customer.** Pursuant to agreements with affiliates of Mercy Housing, Inc. ("Mercy Housing" or "Mercy"), we substantially completed work that we expect to generate some revenue from a six-property pilot project ("Mercy Pilot") and have commenced work on six additional properties ("Phase 2") that is expected to be completed by the end of 2017. While these twelve properties are expected to generate revenue, there is no assurance that it will be sufficient to meet projections or to provide funds for the development of other projects, repay the holders of the Convertible Promissory Notes issued prior to this offering in the total principal amount of $174,500, to pay funds of up to $128,000 that may have been advanced by Jeffrey Greenberger, a principal of the Company (approximately $30,000 of which have been advanced as of October 20, 2017), or to pay dividends to the holders of shares of our common stock. There is also no assurance that the actual performance of the improvements at these twelve properties will meet our projections.
- **The Company may not be able to expand its relationship with Mercy Housing into additional projects.** The Company believes that it has an opportunity to provide energy and water conservation retrofit services for affiliates of Mercy Housing at properties other than those in the Mercy Pilot Project or Phase 2 but the Company has not yet arranged for a loan or other financing to do work for properties of Mercy Housing affiliates. Unless the Company is able by the end of 2017 to obtain third-party loan or other financing for additional projects for such Mercy Housing affiliates, Mercy Housing may determine to pursue other parties

for the needs of its affiliates for energy and water conservation services.

- **The Company may never achieve a significant amount of revenue from projects or otherwise.** The Company has very limited operating history. It has substantially completed work for a six-property pilot project for one customer, but has not yet started measuring savings or collecting revenues. That project is not expected to earn a material amount of revenue, if any, for the Company. There is no assurance that we will ever be profitable or generate significant revenue or sufficient to pay principal and interest on the Convertible Promissory Notes issued prior to this offering in the total principal amount of $174,500, to pay advances made by the Company's stockholders or to pay dividends to the holders of shares of our common stock. Whether or not the Company will ever complete a sufficient number of projects to generate a significant amount of revenue is highly uncertain. The Company may never achieve the award of additional projects and may never obtain the additional financing needed to complete them. Even if the Company achieves a significant amount of revenue, the Company's expenses, including the costs of financing and hiring subcontractors to perform the services required for each project, may leave little or no profit to generate return for investors. Also, at approximately the time of its organization, the Company elected to be taxed as an "S-corporation" for federal and state income tax purposes. The Company has terminated its "S-corporation" status and will be required to pay taxes on its taxable income, if any, in the future, which may further reduce funds available for the payment of dividends.
- **The Company has not yet been successful in obtaining the third-party loan or other financing that is essential to its ability to complete Mercy Housing or any other projects.** ACE has not yet been successful in obtaining loan financing. The profile of the project loans necessary to make ACE's projects work is challenging for prospective lenders for various reasons that apply both to any projects for Mercy Housing, as well as for other potential future projects for others, including: • There is a lack of understanding and confidence in cash flow projections from energy efficiency and water conservation measures and from renewable electricity generation. • The physical equipment serving as collateral security for loans would be limited to the retrofit equipment installed and owned by ACE, would be costly to foreclose upon and remove and that cost would most likely exceed the value of the used equipment on re-sale. • The owners of affordable housing properties for which the Company may be retained to provide its services may be unwilling or unable to mortgage or pledge their real property as collateral security for payment of amounts owed following completion of the installation of a project at those properties. • ACE's net worth is low. • ACE's agreements are not with Mercy Housing itself (and may not be in the future with other substantial entities). Each agreement for the Company's services would need to be entered into by the Company with a non-profit special purpose entities ("SPE") whose only asset would be the individual multifamily affordable housing units that comprise a property. While Mercy Housing commonly manages or owns (and future SPE owners ocustomer) 100% of these SPE's, Mercy Housing (or another customer) does not guarantee the SPE's

payments under the agreements. The perceived collection risk that this presents has been a concern to some prospective lenders. If ACE is not successful in obtaining loans by the end of this year, ACE may lose the opportunity for undertaking future work for Mercy Housing affiliates. If ACE is not successful in obtaining loans for projects at all, ACE will not be able to develop any other potential customers

- **Even if loan financing is obtained by ACE, there may never be any additional Mercy Housing projects.** Aside from the Mercy Pilot Project and the Phase 2 project covering only 12 properties in total, we have no agreement or commitment from Mercy Housing or any of its affiliates for additional projects. Objections from the existing lenders or low-income housing tax credit or other financial partners in the properties of the Mercy Housing affiliates or any other reason Mercy Housing or its affiliates choose may cause us not to be engaged for any additional projects as many projects as expected. Although Mercy Housing's Executive Leadership Team has in concept approved retention of the Company to undertake energy and water savings retrofit projects at a possibly substantial number of Mercy Housing's California affordable housing properties, such approval does not bind Mercy Housing or its affiliates to proceed with any projects. The Company has not yet completed analyses of the feasibility of undertaking additional projects for Mercy Housing or its affiliates and, as a result, has not finalized the scope of work for the other properties. Moreover, while Mercy Housing has determined that it is not required to obtain the approval of other lenders or partners in the properties, Mercy intends to notify these parties before any retrofit project is commenced, and one or more of the lenders or partners may object to the project. In light of any such objection or for any other reason, Mercy Holdings may decide not to undertake a project at such properties.
- **There may be additional problems in future projects from Mercy Housing or its affiliates.** Even if Mercy Housing wishes to approve projects at its properties and we have obtained loans to fund the projects, our ability to be awarded and to complete any future projects for them is subject to several material risks, any one of which may cause us not to be able to achieve our expected return or to finance the project or may cause us to suffer losses from any particular project. These consequences may cause a project not to be undertaken at all. These risks including the following: • We may determine that the actual costs of implementing a project at any particular Mercy Housing property are higher than we projected and/or that the projected savings are lower than expected. • We may find that the actual level of utility and state subsidies that can be obtained is lower than the level of utility and state subsidies we originally projected. • Problems with the installation of the improvements included in any particular project may result in cost overruns, liabilities, customer issues, or other issues or may simply fail to operate in a manner that achieves the intended savings. • Moreover, in some cases the incentive programs that subsidize some of the costs of the Company's improvements have deadlines by which the work must be completed; if those deadlines are missed the subsidies could be forfeited and the net cost of the project to the Company would be increased.

- **The Company may never achieve a significant amount of revenue from projects or otherwise.** There is no assurance that we will ever be profitable or generate significant revenue or revenue sufficient to develop the Company's business, pay principal and interest on the Convertible Promissory Notes issued prior to this offering in the total principal amount of $174,500, pay advances to the Company provided by Jeffrey Greenberger, a principal of the Company, or pay dividends to the holders of shares of our common stock. The Company may never achieve the award of additional projects and may never obtain the additional financing needed to complete them. Even if the Company achieves a significant amount of revenue, the Company's expenses, including the costs of financing and hiring subcontractors to perform the services required for each project, may leave little or no profit to generate return for investors. Also, at approximately the time of its organization, the Company elected to be taxed as an "S-corporation" for federal and state income tax purposes. The Company has terminated its "S-corporation" status and will be required to pay taxes on its taxable income, if any, in the future, which may further reduce funds available for the payment of dividends.
- **The value of the Company is unknown.** No one is saying the company is worth a specific amount. An amount mentioned in these offering materials as a basis for pricing shares of Class B Common Stock offered in this offering is an assumed number set by us and is not based on any third-party valuation, study, financial or other analysis or particular projected revenue, earnings or other amount. We have not retained any third-party to produce a valuation of ACE and have no current plans to do so. Our actual value may be less or more.
- **Our success is dependent on our key personnel and subcontractors, whom we may not be able to retain, and we may not be able to hire enough additional personnel to our needs.** Our future success depends heavily upon the continued service of our President and director, Mr. Jeffrey Greenberger. Mr. Greenberger possesses technical knowledge of our operations, business strategy and has a network of contacts that can help us implement our strategy and plan. If we lose his services or if he decides to join a competitor or otherwise compete directly or indirectly with us, our business, operating results and financial condition could be materially harmed. If our business continues to grow, additional personnel will be necessary. We cannot assure you that we will be successful in attracting and retaining additional personnel. If we are unable to attract and retain key personnel, or are unable to do so in a cost-effective manner, our business may be materially and adversely affected. We utilize subcontractors to perform all of the analyses required at the early stages of a project, to provide all of the retrofit and related work required for the installation of the equipment required in each project and to perform the energy and water savings review needed for determining payments owed to the Company following completion of the retrofit and related work for each project. The Company may not be able to replace any or all of such subcontractors were they to cease to provide services for the Company or be unavailable at any time to work on any particular project. The Company also has no control over the fees and expenses charged by such subcontractors and no ability to restrict them from working for competitors.

- **We may not be able to manage future growth, if any, effectively.** The Company's earning revenue in the future will depend on gaining new customers and project contracts from customers. Our financial, management and operating resources and that of our key subcontractors may not expand sufficiently to adequately manage future growth of the Company, if any. If we and our key subcontractors are unable to manage such growth, our costs may increase disproportionately, our future revenues may not grow or may decline and we may face dissatisfied customers. Our failure or our key subcontractors' failure to manage growth may adversely impact our business and the value of your investment. It is difficult to predict whether and when customers would engage us, how long the customer acquisition process would take and how much revenue any future project might generate. The time it takes to identify and be engaged by customers is affected by factors that we do not control, such as market and economic conditions, interest rates, utility rates, the terms and availability of financing, commodity prices, equipment availability and costs, environmental issues and government approvals.
- **We are subject to many other significant operating risks.** In addition to the risks discussed above, including those discussed in the context of Mercy Housing, all of which are relevant to all potential projects of the Company, the Company is subject to many significant operating risks. These risks include: • The financing markets for providing loans or other capital for our projects may become even more restricted, or expensive or may not be available to us at all. • The cost of installing and maintaining its improvements may be greater than the Company projects and, as a result, its positive cashflow may be reduced or eliminated altogether. • Political or financial pressures may cause states and/or utilities to reduce the level of subsidies that offset a significant portion of the costs of our projects and enhance our project return. • Problems or bad publicity related to either our work specifically or the energy efficiency and water conservation industry in general may dampen support for the kind of work that we do. • Energy and water prices to potential customers may decline, resulting in reduced demand for our services because the savings that are to result from our projects would be less attractive or possibly insufficient to justify project costs. • Weather conditions may adversely affect solar energy production or utility savings over a wide geographic area. • With respect to any projects that may entail installation of the solar generation of electricity: o Federal or state efforts to reduce the corporate tax rates may, if successful, render energy tax credits either less valuable or without value; o "Community solar" legislation may be passed in more states, allowing for small-scale off-site solar farms to be developed to serve third-party electricity customers. If these community solar installations become more common, they could offer better economics to owners of affordable housing than we can offer.
- **The Company owns no patents or registered trademarks.** Although the Company has understanding and know-how about its activities, it does not possess any patents or registered trademarks. The Company does not have and will have no ability to preclude third parties from providing the same types of services that the Company currently provides.

- **Other companies provide the same services as ACE, which may significantly lessen ACE's ability to win projects and the amounts ACE may charge for its services.** There are competitors that are much larger and much better capitalized than the Company that provide similar types of energy- and water-saving retrofit services as the Company. While the Company believes its focus on providing such services to owners of low-income housing may not be attractive to some such competitors, there is no assurance that such competitors will not seek to serve the same market. If they do, the Company could be at a substantial disadvantage in competing to provide such services.
- **We may need to raise additional capital.** Separate and apart from the discussion of third-party loans or other financing needed for the Mercy Housing projects, when additional funds are required from time to time, we may seek to raise them through private equity offerings, debt financings or other financing alternatives. We have not yet been successful in obtaining bank or other third-party loans needed for undertaking additional projects. Additional equity or debt financing or other alternative sources of capital may not be available to us on acceptable terms, if at all. If we raise additional funds by issuing equity securities or convertible debt securities, our stockholders may experience dilution. Debt financing, if available, would result in fixed payment obligations and may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. Any debt financing or additional equity that we raise may contain terms, such as liquidation and other preferences, which are not favorable to us or our stockholders. If we are unable to raise additional capital in sufficient amounts or on terms acceptable to us, we may not be able to develop our business, our future operations will be limited, and our ability to generate revenues and achieve or sustain future profitability will be substantially harmed. The holders of the Company's Convertible Promissory Notes, the current stockholders to the extent of advances of operating funds to the Company and lenders and all other future creditors will have claims to any funds of the Company superior and prior to purchasers in this offering of shares of Class B Common Stock and all other stockholders. As a result, there may be no funds available in a liquidation for distribution to purchasers of Class B Common Stock in this offering or other stockholders in respect of their stock. Such purchasers would then lose their entire investment made in this offering.
- **We are subject to economic downturns and other macroeconomic and market events.** We may be adversely affected by United States or worldwide economic downturn, volatility or deterioration in the debt and equity capital markets, inflation, deflation, or other adverse economic condition. Economic downturns in the United States that may adversely affect income of affordable housing properties may cause them to be unwilling to commit to energy and water efficiency and alternative energy projects with the Company.
- **Lower energy and water costs will reduce the demand for our services.** Demand for our services and the profitability of our projects depend in part on the current and future commodity prices of coal, oil, electricity and gas and on water costs. We have no control over the current or future prices of these commodities.

Higher energy and water prices provide incentives for customers to undertake the "green" energy and water strategies that ACE offers. Conversely, lower energy and water prices would reduce the expected savings from our projects and would therefore tend to reduce the incentive for customers to undertake these types of projects and reduce the payments to the Company as to projects that are completed. In addition, support by governments, corporations and individuals for "green" energy technologies and government tax and other government and utility incentives in support of such projects may change. Because of the ongoing development of, and the possible change in support for, "green" energy technologies we cannot assure you that negative changes to this industry will not occur. Changes in government or popular support for "green" energy technologies could have a material adverse effect on our financial condition, results of operations and prospects and our ability to continue as a company.

- **We will be exposed to general creditworthiness risk of our customers.** ACE's model for its projects calls for customers to pay us a portion of energy and water savings over a 10-year period following completion of a project. We are dependent on the viability of these owners during the 10-year term for the payment of our savings share and for any renewable electricity generated by our improvements. Customers may experience financial difficulties that could cause them to be unable or unwilling to make the payments due to us. This risk is particularly relevant given the fact that our customers are typically expected to be special purpose entities whose sole assets are individual affordable housing properties and the associated personal property. In many or most cases, the housing properties will be mortgaged to a creditor whose right to payment by the housing property owner will have priority over ours. We do not expect to have any guaranty of payment from any third-party. We may have a security interest in equipment that we install in a project but the cost of removing such equipment and its low value in second-hand equipment markets make it unlikely that we would realize any value from such security interests. If a material number of owners default under their agreements with us, our future financial condition, results of operation and prospects and ability to continue as a company would be adversely affected.
- **We are dependent on the timely and cost-effective availability of labor and equipment to us.** We may not be able to implement our energy efficiency, water conservation and alternative electricity generation projects as quickly and cost-effectively as we expect. Equipment manufacturing and installation delays and interruptions can occur for many reasons, including, but not limited to: • The failure of a supplier to deliver needed components on a timely basis or of acceptable quality; • Equipment failures; • Personnel shortage; • Labor disputes; or • Transportation disruptions. We are dependent on our subcontractors and suppliers to provide all equipment and perform all services on time. If we fail to deliver our projects in a timely fashion, customer payments to us will be delayed or, if contracts are cancelled, lost.
- **The Company has incurred debt and intends to incur additional debt, some of which may mature in 2018.** Prior to making this offering, Company issued

$174,500 aggregate principal amount of in Convertible Promissory Notes, as described above. Pursuant to the terms of the Convertible Promissory Notes, the principal amount and any accrued and unpaid interest on the Notes is due and payable on November 2, 2018, unless the holders of those notes convert them to shares of the Company. Jeffrey Greenberger, the Company's President, director and, together with his wife, the sole owner directly and indirectly of all outstanding shares of voting common stock of the Company, has made some advances and is committed to making additional advances up to approximately $128,000, approximately $30,000 of which has been advanced as of October 20, 2017, for which he will expect to be repaid. The Company is also seeking to incur additional debt. The principal and interest on the Convertible Promissory Notes and the advances payable to Mr. Greenberger are, and any future indebtedness will be, entitled to priority of payment in the event of any insolvency or bankruptcy of the Company before any funds may be paid to investors in this offering of Class B Common Stock.

- **Bankruptcy of the Company would likely result in all loss of investment in Company Class B Common Stock.** The Company may be forced into bankruptcy or may elect to file for bankruptcy protection or may cease to do business and be liquidated with a complete loss of stockholder investments. If the Company is unsuccessful in obtaining loan or other financing for projects, obtaining new projects, implementing projects, being paid for projects or is otherwise unable to pay its debt and all other obligations when due, the Company may be forced into bankruptcy or voluntarily file for bankruptcy or cease to do business and be liquidated as a result of insolvency. The Company has debt obligations and is seeking to incur additional debt, as described above. All persons to whom the Company owes money, including lenders, subcontractors, customers and other third parties with which the Company has done business are entitled in the event of bankruptcy or insolvency of the Company to payment prior to the payment of any dividends or other sums to stockholders of the Company. A bankruptcy or insolvency of the Company is likely to result in the termination and liquidation of the Company and to have the effect of stopping all collection actions while the Company or a bankruptcy trustee, under court supervision, arranges either a plan of repayment or a sale of assets designed to pay creditors. A bankruptcy repayment plan or asset sale of the Company is likely to result in no payments to stockholders of the Company, which would mean that your entire investment in the Company would be lost.
- **No governmental authority has approved the offering or sale of shares of Class B Common Stock of the Company.** Neither the Securities and Exchange Commission nor any state securities commission or authority has reviewed, approved, or endorsed the merits of an investment in the Company or this offering of shares of Class B Common Stock. This offering is being made privately in reliance upon exemption from registration provided under Securities and Exchange Commission rules and under the Securities Act of 1933, as amended and, where available, under appropriate exemptions from state registration or qualification requirements.
- **Certain restrictions on transferability of your shares of Class B Common Stock**

may adversely affect the value of your shares. The securities being offered will be subject to restrictions on transferability. Because the securities being offered have not been registered under the Securities Act of 1933 or any state securities laws, you must comply with the registration requirements of federal and state law in order to sell or transfer your shares of Class B Common Stock unless you establish that an exemption, if any, is available to you. Compliance may require one or more filings with federal and state authorities, and we are not required to assist or participate in any such filings. In addition, in the Subscription Agreement for the purchase of shares of Class B Common Stock, you will be required to agree to the grant to the Company and the holders of shares of its Class A Common Stock of a "right of first refusal," which means that if you wish to sell your shares and are otherwise permitted to do so, a potential purchaser may be unwilling to offer to purchase your shares because the "right of first refusal" grants the Company and the Class A Common Stock holders a prior right to purchase at that price. Moreover, if the Company or the majority of its Class A Shares are to be sold or otherwise transferred, the Subscription Agreement requires you to go along with and not object to the transaction so long as you receive your proportionate share of the consideration available to stockholders in the transaction. This means that you may be forced to sell at a time when you do not wish to or at a price that you believe to be too low. Furthermore, it is unlikely that at any time in the foreseeable future that there will ever be a market for sale of shares of Class B Common Stock.

- **The Company has discretion as to how to spend the money you pay to buy shares of Class B Common Stock.** We expect to use the net proceeds of this offering, over time as set forth under the Use of Proceeds description located elsewhere in these Offering Details However, our management will have the discretion to allocate the net proceeds to general uses within such description of the use of proceeds that you may not deem desirable or to emergency or unforeseen Company needs. Offering proceeds will not be invested while held by the Company.
- **We do not intend to pay dividends for the foreseeable future.** We do not intend to declare or pay cash dividends in the foreseeable future. We intend, for the foreseeable future, to retain earnings, if any, for use in the conduct of our business.
- **Forward-looking statements, including such things as projections and statements of expectations, are highly uncertain.** All statements other than those of historical fact, including those regarding financial projections, business strategy, plans and objectives of management, projected costs and expected benefits, are forward-looking statements. Any financial projections and other forward-looking statements by the Company are based on assumptions and judgments as of the time of this offering concerning future events and are subject to significant uncertainties and contingencies, many of which are beyond our control. Our actual results and future events may differ materially from any results we have projected or statements we have made. Important factors that could cause our financial projects and other forward-looking statements to differ materially from expectations include those set forth in the

"Risks" section of this offering. We disclaim any obligation or intent to update these forward-looking statements after the date hereof.

- **Investing in offerings like this is highly risky.** Investing in private placements like this offering involves a high degree of risk. Our securities will not be publicly traded, are subject to restrictions on transferability and are unlikely to have any market develop for trading of them. Additionally, investors will receive restricted stock that will be subject to holding period and other requirements. Our Company is in an early stage of development, and investing in the Company requires high-risk tolerance, low liquidity concerns, and long-term commitments. Investors must be able to afford to lose their entire investment. Investment in the Company is not FDIC insured and may lose some or all of its value. There is no bank or other guarantee for the amount of any investment. An investment in our company should be made only after adequate personal investigation of the merits and risks.
- **An IPO is extremely unlikely and any other possible liquidity event is uncertain.** The possibility of there ever being an initial public offering of shares of the Company is extremely remote, and there is no assurance there will ever be a purchase of the Company or any other liquidity event. An investment in the securities involves a very high degree of business and financial risk that can result in complete loss of investment. Even if there is a sale of the Company or other liquidity event, there is no assurance that it would result in sufficient funds to pay you back a return on your investment or all or any portion of the investment itself.
- **You will be required to report to federal, state and local tax authorities gains and losses you may incur as a result of your investment in ACE and to pay any federal, state and local ordinary income, capital gains and other taxes you thereby incur, and any loss of some or all of your investment may not be deductible by you for tax purposes.** An investment in ACE will subject investors to federal, state and local tax consequences, some of which will vary depending on the status of the respective investors. ACE is not providing and will not provide any tax advice to you. You must engage in your own careful tax planning. ACE urges you to consult with your own tax adviser with specific reference to your own tax situation under federal law and the provisions of applicable state and local tax laws before investing in ACE.
- **Funds from this Offering May Not Be FDIC Insured Until in the Possession of Company** StartEngine does not guarantee that funds held by it or any party holding funds by its direction prior to transfer to Company will be held in an FDIC-insured account, so they may be at risk during that period

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Jeffrey Greenberger, 46.55% ownership, Class A Common Stock
- Madelyn Greenberger, 48.45% ownership, Class A Common Stock

Classes of securities

- Class A Common Stock: 45,000

  Voting Rights

  The holders of shares of the Company's Class A Common Stock, no par value per share ("Class A Common Stock" and, collectively with the Class B Common Stock, no par value ("Class B Common Stock"), the "Common Stock"), are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders.   The Company's authorized numbers of shares are 200,000 shares of Class A Common Stock and 200,000 shares of Class B Common Stock.

  Unless required by applicable law, no holder of Class B Common Stock shall have any voting right or power in respect of Class B Common Stock, and no holder of Class B Common Stock shall be entitled in respect of Class B Common Stock to notice of any stockholders' meeting; provided, that no amendment of the Company's Second Amended and Restated Articles of Incorporation (the "Articles") that adversely affects the rights of holders of Class B Common Stock as set forth in Article 5 of the Articles (other than any amendment that proportionally affects the rights of holders of the Class A Common Stock in the same manner) shall become effective unless it shall have been approved by vote of holders of more than 50% of all outstanding shares of Class B Common Stock, voting as a separate class on the basis of one vote per share of Class B Common Stock held.

  No shares of Class B Common Stock are outstanding at this time.If the Company completes this offering of shares of Class B Common Stock with the sale of the minimum number of the shares of this offering (200 shares), then the Company will at the time of the completion of the offering have the following capital structure:

  Class A Common Stock (voting):   45,000 shares owned directly and indirectly (through their wholly owned company Greenberger Holding LLC) by Jeffrey Greenberger and Madelyn Greenberger, his spouse

  Class B Common Stock (non-voting):   200 shares to be owned by purchasers in this offering)

  Convertible Note Holders: Convertible into 4712 shares of Class A Common Stock issuable on conversion of notes (assuming conversion of the notes at their maturity date and including conversion of accumulated unpaid interest at the maturity date of the notes), owned by prior investors

Dividend Rights

The holders of shares of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors of the Company (the "Board") out of funds legally available therefore . The payment of dividends on the Common Stock will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that the Board considers relevant. Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

Rights to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities.

Rights and Preferences

The rights, preferences and privileges of the holders of the shares of Common Stock are subject to and may be adversely affected by, the rights of the holders of shares of preferred stock that we may designate in the future. The Company's Articles do not authorize the issuance of any shares of preferred stock. However, the Articles may be amended in the future by majority vote of the outstanding shares of Class A Common Stock, after which the Board would be authorized to issue shares of such preferred stock. Holders of Common Stock may thereby become subject to any preferences and privileges specified by the Articles or by the Board for such preferred stock, which may include payment of cumulative dividends or other priority dividend or liquidation distribution rights over the payment or dividends or liquidation distributions in respect of Common Stock, may include superior voting power over Common Stock as to some or all matters and may include other preferential rights and privileges not available to holders of Common Stock.

- Class B Common Stock: 0

Voting Rights

The holders of shares of the Company's Class A Common Stock, no par value per share ("Class A Common Stock" and, collectively with the Class B Common Stock, no par value ("Class B Common Stock"), the "Common Stock"), are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders.

Unless required by applicable law, no holder of Class B Common Stock shall have any voting right or power in respect of Class B Common Stock, and no holder of Class B Common Stock shall be entitled in respect of Class B Common Stock to notice of any stockholders' meeting; provided, that no amendment of the Company's Second Amended and Restated Articles of Incorporation (the "Articles") that adversely affects the rights of holders of Class B Common Stock as set forth in Article 5 of the Articles (other than any amendment that proportionally affects the rights of holders of the Class A Common Stock in the same manner) shall become effective unless it shall have been approved by vote of holders of more than 50% of all outstanding shares of Class B Common Stock, voting as a separate class on the basis of one vote per share of Class B Common Stock held.

No shares of Class B Common Stock are outstanding at this time. If the Company completes this offering of shares of Class B Common Stock with the sale of the minimum number of the shares of this offering (200 shares), then the Company will at the time of the completion of the offering have the following capital structure:

Class A Common Stock (voting): 45,000 shares owned directly and indirectly (through their wholly owned company Greenberger Holding LLC) by Jeffrey Greenberger and Madelyn Greenberger, his spouse

Class B Common Stock (non-voting): 200 shares to be owned by purchasers in this offering)

Convertible Note Holders: Convertible into 4712 shares of Class A Common Stock issuable on conversion of notes (assuming conversion of the notes at their maturity date and including conversion of accumulated unpaid interest at the maturity date of the notes), owned by prior investors

Dividend Rights

The holders of shares of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors of the Company (the "Board") out of funds legally available therefore. The payment of dividends on the Common Stock will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that the Board considers relevant. Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

Rights to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities.

Rights and Preferences

The rights, preferences and privileges of the holders of the shares of Common Stock are subject to and may be adversely affected by, the rights of the holders of shares of preferred stock that we may designate in the future. The Company's Articles do not authorize the issuance of any shares of preferred stock. However, the Articles may be amended in the future by majority vote of the outstanding shares of Class A Common Stock, after which the Board would be authorized to issue shares of such preferred stock. Holders of Common Stock may thereby become subject to any preferences and privileges specified by the Articles or by the Board for such preferred stock, which may include payment of cumulative dividends or other priority dividend or liquidation distribution rights over the payment or dividends or liquidation distributions in respect of Common Stock, may include superior voting power over Common Stock as to some or all matters and may include other preferential rights and privileges not available to holders of Common Stock.

- Convertible Promissory Notes (aggregate principal amount): 174,500

Issuance

During November 2016 to January 2017, the Company issued convertible promissory notes (the "Convertible Promissory Notes") in the aggregate principal amount of $174,500 to investors for the payment in the aggregate of $174,500. The principal amounts of the Convertible Promissory Notes mature and become due and payable on November 2, 2018 (the "Maturity Date"). The investment dates for the holders of the Convertible Promissory Notes range from October 2016 to January 2017. Each Convertible Promissory Note bears interest at the rate of 10% per annum, payable at maturity of the Convertible Promissory Notes. The maturity of the Convertible Promissory Notes may be accelerated if the Company fails to make any payment when due under them, defaults in the performance of any covenant promised to the holders or takes, suffers or incurs certain actions or filings in connection with bankruptcy, insolvency or protection of creditors.

The principal amount and unpaid accrued interest under each Convertible Promissory Note are convertible at the election of its holder at any time prior to the Maturity Date into shares of Class A Common Stock at a conversion price equal to the quotient of $2,000,000 divided by the aggregate number of shares of Class A and Class B Common Stock of the Company outstanding at the time of such election (assuming full conversion or exercise of all convertible and exercisable securities then outstanding, other than the Convertible Promissory Notes).

If the Company sells equity securities before the full repayment of the Convertible Promissory Notes in a financing that results in gross proceeds to the Company of at least $2,000,000 (excluding the conversion of the Convertible Promissory Notes and any other indebtedness), then the principal balance of each Convertible Promissory Note shall be convertible at the election of the holder into such equity securities at a conversion price equal to the 75% of the share price paid by investors in the offering of such equity securities or (ii) the price equal to the quotient of $2,000,000 divided by the aggregate number of shares of Class A and Class B Common Stock of the Company outstanding at the time of such election (assuming full conversion or exercise of all convertible and exercisable securities then outstanding, other than the Convertible Promissory Notes).

If the Company is sold (whether through a sale of assets, sale of more than 50% of the Company's outstanding voting equity securities, merger or otherwise, other than certain transactions that do not result in a change in control of the Company) prior to the conversion or repayment in full of the Convertible Promissory Notes, each holder of Convertible Promissory Notes may elect to receive a cash payment equal to 1.5 times the aggregate amount of principal and interest then outstanding under the holder's Convertible Promissory Notes or the holder's Convertible Promissory Notes will be converted into shares of Class A Common Stock immediately prior to such sale of the Company at a conversion price equal to the quotient of $2,000,000 divided by the aggregate number of shares of Class A and Class B Common Stock of the Company outstanding immediately prior to such sale (assuming full conversion or exercise of all convertible and exercisable securities then outstanding, other than the Convertible Promissory Notes).

What it means to be a Minority Holder

As a holder of shares of Class B Common Stock, you will have little or no ability to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, Company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Unless required by applicable law, no holder of shares of Class B Common Stock shall have any voting right or power in respect of Class B Common Stock, and no holder of Class B Common Stock shall be entitled in respect of Class B Common Stock to notice of any stockholders' meeting; provided, that no amendment of the Company's Second Amended and Restated Articles of Incorporation (the "Articles") that adversely affects the rights of holders of Class B Common Stock as set forth in Article 5 of the Articles (other than any amendment that proportionally affects the rights of holders of the Class A Common Stock in the same manner) shall become effective unless it shall have been approved by vote of holders of more than 50% of all outstanding shares of Class B Common Stock, voting as a separate class on the basis of one vote per share of Class B Common Stock held.

For some time into the future, the Company will be controlled by the current holders of the outstanding shares of Class A Common Stock of the Company, who will be entitled to elect all members of the Board of directors of the Company and exercise all other voting power in respect of the Company, except to the limited extent, if any, that voting rights are provided in respect of Class B Common Stock, as provided above. The current holders of the majority of the outstanding shares of Class A Common Stock of the Company may change at any time, and the Company may issue additional shares of Class A Common Stock, other securities having voting power or debt or equity securities convertible into Class A Common Stock at any time. As a result, control of the Company may change at any time.

Dilution

Dilution

The investor's stake in the Company could be diluted due to the Company's issuing additional shares of Common Stock, debt securities convertible into additional shares of Common Stock or warrants or options (including to employees and third parties) exerciseable for shares of Common Stock. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, whether or not the value of the Company goes up. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments, such as convertible notes, preferred shares or warrants, into stock.

The type of dilution that hurts early-stage investors most occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before. There may also be earnings dilution, with a reduction in the amount of earnings per share of the Company. Note that even without such earnings dilution, the Company does not expect to distribute any earnings in the foreseeable future as dividends to investors.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;

- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2016-12-29.

Financial Condition

Results of Operation

The Company has not yet generated any revenue. However, we have completed the auditing, analysis, design and pricing and substantially completed the installation of improvements at a six-property pilot project ("LIWP Pilot") for affiliates of Mercy Housing in California. We expect to begin to collect revenue from these properties in November or December. 2017. ACE has also completed the audit, analysis and design stages for work at six additional Mercy Housing properties ("Phase 2") and began installation in September 2017 for completion by the end of 2017. As the improvements at these twelve properties go on-line, we hope to generate revenue and to move forward in the process of obtaining additional Mercy Housing and other projects. The LIWP Pilot and Phase 2 are the first twelve properties in what we hope eventually to be a substantial portion of the California portfolio owned by Mercy Housing's affiliates ("Mercy/ACE Portfolio Project"). See **Risks** for information about the the risks associated with the Mercy Housing project.

At approximately the time of its organization, the Company elected to be taxed as an "S-corporation" for federal and state income tax purposes. The Company has terminated its "S-corporation" status and will be required to pay taxes on its taxable income, if any, in the future.

Financial Milestones

We are discussing the loan necessary to finance the costs of the Mercy/ACE Portfolio Project (beyond the LIWP Project and the Phase 2 Project that are part of the overall Mercy/Ace Portfolio Project) with two interested lenders. Obtaining this loan is the most critical milestone for the Company. Moreover, if the loan is not obtained by the end of 2017, Mercy Housing has indicated that it might pursue other strategies, potentially with other partners. (See **Risks** regarding the challenges of obtaining project loans.)

If a project loan of sufficient size is obtained on acceptable terms in a timely manner, the Mercy/ACE Portfolio Project (including the LIWP Project and the Phase 2 Project that are part of the overall Mercy/Ace Portfolio Project) is projected to generate for the Company a total Developers Fee of between $500,000 and $600,000, a total Developers Fee of between $500,000 and $600,000 in 2018 and 2019. However, for the Company to grow, additional staffing and financial resources will be required, which is one of the reasons why the Company is undertaking this offering of securities.

Liquidity and Capital Resources

The Company currently has non-project operating funds which would allow it to continue business at its current level for approximately four months, without additional shareholder loans (for which there is no commitment from any shareholder to provide), but the current level of our funds will not allow us to begin any new projects or support the growth of the Company and could jeopardize our ability to expand the Mercy/ACE Portfolio Project beyond the LIWP Project and the Phase 2 Project. (Note, if the Mercy/ACE Portfolio Project is funded, then the Company's liquidity would materially improve.)

The Use of Proceeds section describes how the Company expects to use the proceeds of this offering, which will vary based on the total amount of investment made pursuant to this offering.

We believe that if the Company raises at least approximately $500,000 of capital in this offering of securities, we would not need in the foreseeable future to raise capital under future crowdfunding offerings, other equity or debt issuances, or any other method (other than project loans from third-party lenders). If circumstances change, however, we may seek additional capital under any available method.

Indebtedness

1. Convertible Promissory Notes From November 2016 to January 2017, the Company issued promissory notes (the "Convertible Promissory Notes") in the aggregate principal amount of $174,500 to investors for payment in the aggregate of $174,500. The principal amounts of the Convertible Promissory Notes mature and become due and payable on November 12, 2018 (the "Maturity Date"). The investment dates for the holders of the Convertible Promissory Notes range from October 2016 to January 2017. Each Convertible Promissory Note bears interest at the rate of 10%, payable at maturity of the Convertible Promissory Notes. The maturity of the Convertible Promissory Notes may be accelerated if the Company fails to make any payment when due under them, defaults in the performance of any covenant promised to the holders or takes, suffers or incurs certain actions or filings in connection with bankruptcy, insolvency or protection of creditors. The principal amount and unpaid accrued interest under each Convertible Promissory Note are convertible at the election of its holder at any time prior to the Maturity Date into shares of Class A Common Stock at

a conversion price equal to the quotient of $2,000,000 divided by the aggregate number of shares of Class A and Class B Common Stock of the Company outstanding at the time of such election (assuming full conversion or exercise of all convertible and exercisable securities then outstanding, other than the Convertible Promissory Notes). If the Company sells equity securities before the full repayment of the Convertible Promissory Notes in a financing that results in gross proceeds to the Company of at least $2,000,000 (excluding the conversion of the Convertible Promissory Notes and any other indebtedness), then the principal balance of each Convertible Promissory Note shall be convertible at the election of the holder into such equity securities at a conversion price equal to the lesser of (i) 75% or 80% (depending on the timing of the holder's purchase of the Convertible Promissory Note) of the share price paid by investors in the offering of such equity securities or (ii) the price equal to the quotient of $2,000,000 divided by the aggregate number of shares of Class A and Class B Common Stock of the Company outstanding at the time of such election (assuming full conversion or exercise of all convertible and exercisable securities then outstanding, other than the Convertible Promissory Notes). If the Company is sold (whether through a sale of assets, sale of more than 50% of the Company's outstanding voting equity securities, merger or otherwise, other than certain transactions that do not result in a change in control of the Company) prior to the conversion or repayment in full of the Convertible Promissory Notes, each holder of Convertible Promissory Notes may elect to receive the higher of (a) a cash payment equal to 1.5 times the aggregate amount of principal and interest then outstanding under the holder's Convertible Promissory Notes or (b) the holder's Convertible Promissory Notes will be converted into shares of Class A Common Stock immediately prior to such sale of the Company at a conversion price equal to the quotient of $2,000,000 divided by the aggregate number of shares of Class A and Class B Common Stock of the Company outstanding immediately prior to such sale (assuming full conversion or exercise of all convertible and exercisable securities then outstanding, other than the Convertible Promissory Notes). 2. Advances from a Principal of the Company Jeffrey Greenberger, a principal of the Company, has made or has committed to make project-related advances to the Company of approximately $128,000, approximately $30,000 of which has been advanced as of October 20, 2017, and may make future advances or loans to the Company but is under no obligation to do so. If requested by Mr. Greenberger, the Company will repay Mr. Greenberger any such advances from future project revenues or proceeds of this Offering, paid to the Company without interest.

Recent offerings of securities

- 2016-11-02, Section 4(2) and Regulation D under the Securities Act of 1933 , as amended, $174,500 Convertible Promissory Notes (aggregate principal amount). Use of proceeds: The proceeds of this offering have been used to pay operating costs of ACE (which include legal, accounting and other consultant fees, phone and office expenses, etc.), marketing costs and miscellaneous costs of the business.

Valuation

$2,485,600.00

The pre-money valuation is a number set by us and is not based on any third-party valuation, study, financial or other analysis or particular projected revenue, earnings or other amount. The actual value of ACE may be less or more.

USE OF PROCEEDS

The Company's low-end target in this offering of Class B Common Stock is $10,000 in the aggregate, which is the minimum aggregate amount of the offering that the Company will accept. The deadline for reaching that target amount in this offering is ninety days after the commencement of this offering. If the aggregate amount of the investment commitments in this offering do not equal or exceed that target amount by that offering deadline, no securities will be sold in this offering, investment commitments will be cancelled and committed funds will be returned.

However, it is our hope to raise much more than the minimum amount; accordingly, the chart below also shows how we would use the proceeds if we were to raise our hoped-for goal of at least $500,000.

	Offering Amount Sold	**Offering Amount Sold**
Total Proceeds	$10,000	$500,000
Less: Offering Expenses		
StartEngine Fees (10%, consisting of 6% fee to StartEngine and 4% fee to its credit card processor)	$1,000	$50,000
Escrow Fees (.5% up to $4,000)	$50	$2,500
Professional fees relating to this campaign (not paid previously or to be paid from other Company funds)	$8,950	$40,000
Net Proceeds	$0	**$407,500**
Use of Net Proceeds:		
Salaries, benefits and		

other personnel costs	$0	$100,000
Insurance, legal and accounting and other operating costs	$0	$75,000
Business Development	$0	$18,000
Training systems and Infrastructure Devlopment	$0	$4,000
Security for Future Project Loans (Retained Reserves) or Project Costs	$0	$210,500
Total Use of Proceeds	**$10,000**	**$500,000**

The Company will accept subscriptions in the aggregate in this offering for a maximum amount of $1,000,000. If subscriptions for more than such maximum amount are made by investors pursuant to this offering, all subscriptions will be filled on a "first-come, first-served" basis.

If the Company sells the $1,000,000 maximum offering amount in this offering, the proceeds would be used as follows:

	Offering Amount Sold
Total Proceeds	$1,000,000
Less: Offering Expenses	
Start Engine Fees (10%, consisting of 6% fee to StartEngine and 4% fee to its credit card processor)	$100,000
Escrow Fees	

(.5% up to $4,000)	$4,000
Professional fees relating to this campaign (not paid previously or to be paid from other Company funds	$40,000
Net Proceeds	**$856,000**
Use of Net Proceeds	
Salaries, benefits, and other personnel costs	$240,000
Insurance, legal and accounting and other operating costs	$100,000
Business Development	$36,000
Training, Systems and Infrastructure Development	$4,000
Security for Future Project Loans (Retained Reserves) or Project Costs	$476,000

Total Use of Proceeds	**$1,000,000**

These tables of uses are based on the assumption that the Company has commenced to receive revenues from the LIWP Pilot and Phase 2 projects but has not obtained and finalized a project loan for other possible projects in connection with the Mercy/ACE Portfolio Project or commenced additional work for such projects. If such a project loan is obtained, then more of the proceeds of this offering will be used to increase the size of the Company's reserve fund to be used as security for future project loans or to pay project-related costs and less for operating costs such as salaries and business development, since those costs would be expected to be paid for by the Developers Fee from the resulting Mercy Housing project(s).

StartEngine will retain 6% of the total commited amount for six months to protect against any credit card or wire transfer chargeback risks. The identified uses of proceeds are subject to change at the sole discretion of the Company based on its business needs.

Irregular Use of Proceeds

The Company might incur Irregular Use of Process that may include Salary and other personnel-related payments to its President, repayments of project-related advances made by the President, payments for marketing and strategic advisory services to the President's brother and to repay the principal and interest due on a portion of the Convertible Promissory Notes that have been purchased by relatives of the President and Madelyn Greenberger, his spouse. See Related Party Transactions above.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation Crowdfunding.

Annual Report

The company will make annual reports available on its website www.affordablecommunityenergyservices.com by means of the link labeled "Annual Report" that appears in the "Quick Links" section at the bottom left side of each page of the website. The annual reports will be available within 120 days of the end of the Company's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR
Affordable Community Energy Services Company

[See attached]

ACE Affordable Community Energy Services

CERTIFICATION OF THE FINANCIAL STATEMENTS OF AFFORDABLE COMMUNITY ENERGY SERVICES COMPANY ("COMPANY") BY ITS PRESIDENT AND CEO

I, Jeffrey Greenberger, certify that:

1. I have reviewed the attached Financial Statements of the Company prepared by the A.C.T. Group, Ltd. and related Independent Accountant's Review Report for the Company's only completed fiscal year, 2016 (collectively, the "Financial Statements and Review").

2. Based on my knowledge, this Financial Statements and Review do not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by the Financial Statements and Review;

3. Based on my knowledge, the financial statements, and other financial information included in this Financial Statements and Review, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in the Financial Statements and Review;

Date:August 23, 2017

Jeffrey S. Greenberger
President and CEO, Affordable Community Energy Services Company

AFFORDABLE COMMUNITY ENERGY SERVICES COMPANY
(an Illinois Corporation)

FINANCIAL STATEMENTS

DECEMBER 31, 2016

(TOGETHER WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT)

AFFORDABLE COMMUNITY ENERGY SERVICES COMPANY
(an Illinois Corporation)

DECEMBER 31, 2016

TABLE OF CONTENTS

THE A.C.T. GROUP Ltd

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To The Shareholder of
Affordable Community Energy Services Company
Chicago, IL

We have reviewed the accompanying financial statements of Affordable Community Energy Services Company (an Illinois Corporation), which comprise the balance sheet as of December 31, 2016, and the related statements of income and retained earnings and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatements whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

The A.C.T. Group Ltd.
The A.C.T. Group, Ltd.
Certified Public Accountants
August 18, 2017

The A.C.T. Group, Ltd. - 6228 N Broadway, Chicago, IL 60660
773-743-2196

actgroupltd.com
info@actgroupltd.com

Afordable Community Energy Services Company
(an Illinois Corporation)
Balance Sheet
December 31, 2016

ASSETS		
Current Assets		
Cash in Bank	$	61,774
Total Current Assets		61,774
TOTAL ASSETS	$	61,774
LIABILITIES AND EQUITY		
Current Liabilities		
Current Liabilities		
Accounts Payable	$	5,173
Payroll Liabilities		1,428
Total Current Liabilities		6,601
Long Term Liabilities		
Convertible Promissory Notes		97,500
Accrued Interest		1,345
Total Long Term Liabilities		98,845
Total Liabilities		105,446
Equity		
Capital Stock		1,000
Additional Paid-in Capital		29,034
Retained Earnings		(73,706)
TOTAL EQUITY		(43,672)
TOTAL LIABILITIES AND EQUITY	$	61,774

See accompanying notes to the financial statements.

Affordable Community Energy Services Company
(an Illinois Corporation)
Statement of Income and Retained Earnings
For the Year Ended December 31, 2016

Expenses		
Advertising	$	1,693
General & Administrative Expenses		1,562
Interest Expense		1,345
Licenses & Permits		574
Meals & Entertainment		1,311
Postage & Delivery		36
Professional Services		60,667
Repairs & Maintgenance		430
Salaries, Wages & Taxes		5,176
Telephone		564
Travel		348
Total Expenses		73,706
Net Loss		(73,706)
Beginning Retained Earnings		-
Retained Earnings December 31, 2016	$	(73,706)

See accompanying notes to the financial statements.

Affordable Community Energy Services Company
(an Illinois Corporation)
Statement of Cash Flows
For the Year Ended December 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES:		
Change in Net Assets	$	(73,706)
Adjustments to reconcile change in net assets to net cash provided by (used in) operating activities:		
Accounts Payable		5,173
Payroll Liabilities		1,428
Accrued Interest		1,345
Net cash (used in) Operating Activities		(65,760)
CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES:		
Convertible Loans		97,500
Capital Stock		1,000
Additional Paid-in Capital		29,034
Net cash provided by Financing Activities		127,534
Net Change in Cash		61,774
Cash at Beginning of Year		-
Cash at End of Year	$	61,774
Interest paid	$	-

See accompanying notes to the financial statements.

Affordable Community Energy Services Company
(an Illinois Corporation)
NOTES TO FINANCIAL STATEMENTS
December 31, 2016

1. Nature of Activities and Significant Accounting Policies

Nature of Activities – Affordable Community Energy Services Company (the Corporation) an Illinois corporation, was formed in June, 2016 to provide comprehensive green retrofit improvements to the owners of multifamily low-income ("affordable") housing.

Cash and Cash Equivalents - The Corporation defines cash and cash equivalents as short term liquid investments such as cash in banks, money markets, and other financial instruments that can be reduced to cash in thirty days or less. The Corporation maintains its cash in bank deposit accounts in the Chicago area which, at times, may exceed the federally insured limits. The Corporation has not experienced any losses in such accounts. The Corporation believes it is not exposed to any significant credit risk on cash and cash equivalents.

Financial Statement Presentation / Revenue Recognition - The Corporation uses the accrual method of computing revenue and expenses. Revenues and expenses are recognized when they are incurred. No revenue has been realized during the Corporation's first year in business.

Income Taxes - The Corporation has elected to be taxed by Internal Revenue Service as an "S" corporation. Therefore there is no provision for federal income taxes.

Estimates - The preparation of financial statements in conformity with United States of America generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

2. Convertible Promissory Notes

The corporation has issued 10% convertible promissory notes. These notes mature on November 2, 2018 at their issue amount plus accrued interest.

Convertible Promissory Notes - Continued

The holder can elect to convert the note at any time prior to the maturity date into shares of the common stock of the Corporation at a conversion price equal to the quotient of $2,000,000 divided by the aggregate number of shares of the Corporation's common stock outstanding at the time of election.

In the event that the Corporation issues and sells shares of its equity securities to investors on or before the date of the repayment in full of this note in equity financing resulting in gross proceeds to the Corporation of at least $2,000,000, then the outstanding principal balance of this note shall automatically convert in whole without any further action by the holder into such equity securities at a conversion price equal to the lesser of (i) 75% of the per share price paid by the Investors or (ii) the price equal to the quotient of $2,000,000 divided by the aggregate number of outstanding shares of the Corporation's common stock as of immediately prior to the initial closing of the equity security transaction. Any unpaid accrued interest on the notes shall be converted in equity securities on the same terms as the principal of the notes.

If the Corporation consummates a sale of the company prior to the conversion or repayment in full of this note, the holder can elect to receive a cash payment equal to 1.50 times the aggregate amount of principal and interest then outstanding under the note, or the holder's note will be converted into shares of the Corporation's common stock immediately prior to the sale of the company at a conversion price equal to the quotient of $2,000,000 divided by the aggregate number of outstanding shares of the Corporation's common stock as of immediately prior to the sale of the company. The consideration above shall be given to the holder in lieu of the principal and interest that would otherwise be payable on the maturity date.

Of the total outstanding notes $65,000 are due to family members of the sole owner of the company.

3. Common Stock

As of December 31, 2016, 500 of the 1,000 authorized shares of stock have been issued to one individual at par value of $2.00 a share plus additional paid-in capital of $29,034.

4. Subsequent Events

Management evaluated events and transactions that occurred after the balance sheet date for potential recognition and disclosure through August 18, 2017, the date the financial statements were available to be issued.

In January, 2017, the Corporation signed Energy Savings Agreements with a major prospective customer, to design, implement and install energy efficiency and water conservation measures at six California properties. This work, which was paid for by the California Low-Income Weatherization Program ("LIWP"), was substantially completed by the end of May and savings revenues are expected to begin in September. The LIWP work was a pilot for a California-wide retrofit program that could involve as many as 100 properties. In addition, the Corporation has signed and is commencing similar retrofits at six additional properties.

Subsequent to the balance sheet date an additional $77,000 of convertible promissory notes have been issued by the Corporation.

In 2017 the number of shares authorized to be issued was increased to 200,000. Of these total shares 100,000 are classified as Class A common stock, no par value, and 100,000 are classified as Class B common stock, no par value. Due to authorizing two classes of stock the Corporation will convert to a "C" corporation in 2017.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Discover Investments | Edit My Campaign | Secondary BETA | Jason K.

Affordable Community Energy Services Company (ACE) is pending **StartEngine Approval.**



PLAY VIDEO

0

Investors

$0.00

Raised of $10K - $107K goal

Affordable Community Energy Services Company (ACE)

Sustainability for Low-Income Housing

Small OPO · Chicago, IL · Environment · US Investors Only

Overview | Team | Terms | Updates | Comments | Share


Affordable Community Energy
Services Company

OUR MISSION

To bring environmental and financial sustainability to owners and residents of low-income housing.
And, in the process, provide a return to our social impact investors.

WHO WE ARE

Affordable Community Energy Services Company ("ACE") is a mission-driven, for-profit social enterprise. ACE brings broad-based energy efficiency, water conservation and renewable energy improvements to the vastly under-served owners and residents of low-income housing. And today—more than at any time in recent history—this is a mission facing daunting barriers! We need the support of social impact investors like you to help us overcome these barriers.

WHY ACE IS ESSENTIAL

Our Clients' Challenge

In our experience, owners of low-income housing often face three barriers to performing green retrofits at their properties:

- They lack the available staff to initiate and perform the work
- They lack the expertise to design the optimal solutions and to assess the risks
- Most importantly, they can't access the capital to pay for the work

This is the real value of ACE: **providing the necessary capital to complete these improvements**, which will be made easier through your investment in ACE.

ACE's Solution

To address these barriers, ACE:

- Provides all of the resources and expertise necessary to perform these improvements
- Assumes the risks of their performance
- Provides 100% of the capital:
    - With no liability on owner for ACE financing
    - No mortgage on the owner's real estate

To see the specific improvements that ACE might install, see the FAQ section.

WELCOME TO THE ACE FAMILY



ACE
Affordable Community Energy Services
Advisory Board
dbHMS
dbHMS: National Technology Advisor
Sustainable Capital Advisors: Investment Banking Advisors
SUSTAINABLE CAPITAL ADVISORS
THE A.C.T. GROUP Ltd
The A.C.T. Group: Accounting
Bright Power (ESC): Preferred Benchmarking Platform
Bright Power: Local Technical Advisor and Construction Manager (Northeast, CA)
Tropic Construction: Local Construction Manager (Midwest, Puerto Rico)
eConverse: Water Partner
BRIGHT POWER INC.
Energy Efficiency & Renewable Energy
Tropic
eConserve LLC



Tropic Construction and eConserve were service partners with ACE management on past projects, but not yet with ACE.

INVESTMENT

The Investment

Class B Common Stock in ACE

Share price: $50

Minimum Investment: $250

When you invest you are betting the company's future value will exceed $3,555,600 Million

Other Benefits of Investing

Helping to Keep Affordable Housing Affordable

Helping to Fight Climate Change

Preserving Natural Resources

Helping to Create Healthier and Safer Environments for Low-income Communities

At ACE, we are dedicated to help meet the serious challenges facing low-income housing communities and our planet. Through the important work of ACE, we intend to make a significant social impact by:

- Improving the quality-of-life in ***low-income communities***.
- Helping to protect the ***environment***.
- Providing ***shareholders*** with a positive financial return.

And we think that's a lot of good!

WHY WE NEED YOU

Your investment is of great importance to the future of ACE and the people that we serve.

A critical step in ACE's business model is to secure project loans, which will allow us to provide 100% of the capital required by our projects. These loans are not easy to obtain. Lenders must first be comfortable that the projected energy and water savings will be realized and then they must accept the fact that the assets securing the project loans are limited. We have convinced some lenders that the savings projections are reliable, but still might have to convince others, and we still must convince lenders that they would have adequate security. As a result, obtaining a project loan has proven to be even more difficult than we had anticipated and we have not yet been successful in obtaining a loan. Therefore, a key objective of this crowdfunding campaign is to create a stronger balance sheet for ACE to support the project loans necessary to grow the business.

The good news is that if we obtain a project loan of a sufficient size, we expect to be engaged by affiliates of Mercy Housing, Inc., a large developer and manager of affordable housing projects, for a project or multiple projects that would entail providing water- and energy-efficiency measures projected to generate substantial revenues over the next 10 years (see **Next Up: Mercy Housing** below). In addition to helping to create a stronger balance sheet for ACE, your investment will help ACE to **grow its team** and **reach out to more customers**.


GOOOD
Do GOOD to the Power of Three

ACE IS A TRUE TRIPLE BOTTOM-LINE ENTERPRISE, INTENDING TO DELIVER BENEFITS TO LOW-INCOME HOUSING COMMUNITIES, OUR PLANET AND OUR INVESTORS.

GOOD for the Community

1. Help Keep Affordable Housing Affordable.

Maintaining affordable* housing for seniors, disabled individuals and families with low income has always been a challenge. The National Low-income Housing Coalition estimates that the U.S. “has a shortage of 7.4 million affordable and available rental homes...resulting in 35 affordable and available units for every 100 [extremely low-income] households.”
(*Source: National Low Income Housing Coalition, the GAP Report - A Shortage of AffordableHomes, March 2017.)*



Now, with the current political climate, that challenge is even greater. ACE’s work will provide critical and direct financial and other support to the owners of low-income housing and, to a certain extent, to its residents by reducing and controlling their utility costs.

This will help to:

- **Maintain the quality** of existing low-income housing
- Allow some owners to **preserve existing affordable housing** and **reclaim market-rate housing** for low-income housing by lowering projected operating costs
- Provide tangible proof to low-income communities that **people are investing in their homes—and in them.**



GOOD for the Planet

2. Help Sustain Our Environment.

ACE's work reduces dangerous greenhouse gases (GHG) and preserves precious water resources, while creating a more healthful physical environment for the residents of the projects we improve.

Through our energy efficiency and water conservation improvements our goal for a typical future project is to:

- Reduce electricity consumption by 15-40%
- Reduce natural gas consumption by 20-40%
- Reduce water consumption by 25-60%

ACE's renewable improvements further reduce GHG

GOOD for You, the Investor

3. Achieve Targeted Sustainable Returns.



ACE intends to develop multiple sustainability projects. For each such project, ACE would expect to obtain revenue (which will vary from project to project) from some or all of the following sources:

- A Developer's Fee targeted at 10% of total project costs
- Contract Revenues over the term of an anticipated 10-year agreement consisting of:
  - A share of energy and water savings
  - Payments for onsite solar or cogeneration electricity production
  - Other subsidies made in certain states for solar production

(ACE will also receive one-time subsidies from state and utility incentive programs for energy efficiency improvements and Federal tax credits for its renewable improvements, which are used to reduce the capital costs of its projects.)

As an ACE investor:

- The value of your investment will grow with ACE's success
- As determined by ACE management and assuming ACE's future success, your return could eventually be in the form of:

- Dividends declared at a later stage in the company's development
- Proceeds from a sale or recapitalization of ACE

**See the description of Risks in Offering Details below describing the relative possibility of the declaration of dividends or the sale of ACE.*

THE MARKET SIZE

4.8 million Units	**2.5 million Units**	**$19 million**
of low-income housing in U.S.	of low-income housing in ACE's target states	ACE's potential revenues over 10 years

THE TARGET MARKET

The U.S. Department of Housing and Urban Development ("HUD") **subsidizes 4.8 million housing units for low-income families and individuals** (source: "Federal Housing Assistance for Low-Income Households," Congressional Budget Office, September 2015). These subsidized units are what form ACE's initial market target. However, many of these units are in states where either current utility costs or utility subsidies, or both, are too low to support ACE's broader-based scope of improvements. Currently, ACE's modeling suggests that projects may be financially feasible in the following states: Arizona, California, Colorado, Connecticut, Delaware, Illinois, Maine, Maryland, Massachusetts, Michigan, Minnesota, New Hampshire, New Jersey, New York, Pennsylvania, Rhode Island, Vermont, Washington, Wisconsin and the District of Columbia. **These target states collectively have approximately 2.5 million of the total units** of HUD-subsidized housing (source: "National and State Housing Fact Sheets & Data," Center on Budget and Policy Priorities, August 2017). If we are able to convince the owners of even 3% of these units to work with us, **our internal financial models project total revenues over 10 years of approximately $19 million.** As technologies become more productive, utility costs rise and ACE's scale becomes larger, ACE is hopeful that it would be able to expand its service model to other states and to unsubsidized but "affordable" housing, serving low-income families and individuals.

ALMOST NO ONE ELSE IS TAKING ON THE CHALLENGE

As important and potentially profitable as this work is, established energy services companies are paying little attention to this underserved, but significant, low-income housing market. ACE believes that these companies have decided that serving low-income housing is too difficult—because of complex governmental regulations and multiple stakeholders—and not as lucrative as it is for other building types. And, low-income housing owners, even those who have an environmental conscience and who want more efficient facilities, may lack the staff, expertise or capital to do it themselves.

"Using [HHDC's Energy Subsidiary's] innovative, mission-driven energy service company model, Continental Plaza's building owner has been able to dramatically reduce the building's energy and water costs with minimal upfront investments."

— Megan Houston, Institute for Market Transformation, April 2015

Recognition for ACE's Business Model

As far as we know, few if any people have applied an energy services model like ACE's to low-income housing to the same extent as Jeff Greenberger has while he was the COO in charge of the projects at HHDC. Mr. Greenberger, because of his experience and passion for the important mission of these projects received--together with other key members of the HHDC subsidiary and its strategic partners--the **following recognition and awards** for HHDC:

HUD Energy Innovation Fund Grant
Chicago 2015 Innovative Energy Efficiency Partnership of the Year (see quote below)
Enterprise Community Partners' Clinton Global Initiative Commitment
Requests to speak at numerous national conferences

"The [Continental Plaza Retrofit Project] is well deserving of the Innovative Energy Efficiency Partnership award because they did not let lack of in-house personnel, expertise, or complexity of capital hinder the project from moving forward. They created a successful model comprised of the right stakeholders, in a manner that was off balance sheet for the owners of the project, and transferred risk of performance to make the project more palatable to owners."

— The Retrofit Chicago's Commercial Buildings Initiative Press Release

NEXT UP: MERCY HOUSING

This is not an, *"if we build it they will come"* situation.

We have already **gained approval in concept** from Mercy Housing Inc.'s ("Mercy Housing") Executive Leadership Team for a **broad-based energy efficiency and water conservation retrofit project for most of the California multifamily housing portfolio owned by Mercy affiliates** ("Mercy/ACE Portfolio Project"), subject to detailed audits and analysis, permitting, financing, final contracting and approvals. The Mercy/ACE Portfolio Project may include up to 110 properties and affect up to approximately 6,600 low-income families and individuals. (Mercy Housing, through its affiliates, is a national owner of low-income housing with approximately 20,000 units nationally.)

ACE has already substantially completed a pilot for Mercy Housing involving six of its properties, using subsidies from the California Low-Income Weatherization Program ("LIWP Project"). ACE has also completed the audit, analysis and design stages for work at six additional Mercy Housing properties ("Phase 2") and has just begun installation of these improvements for completion by the end of 2017. As the improvements at these twelve properties go on-line, ACE expects to begin to generate revenue and to be able to assess the accuracy of our projections for future work. Our legal rights relating to the work at these twelve properties are documented in Utility Savings Agreements ("USA's") signed with the special purpose entities ("SPE's") that own each individual property. Mercy Housing is either the controlling general partner or the sole owner of these SPE's, but it has not guaranteed the SPE's performance.

We are pursuing the financing for this project and have targeted completion of the project by late 2018/early 2019. Note, the financing for the Mercy/ACE Portfolio Project, which is essential to its commencement, has not been obtained; this represents a significant risk to your investment. (See the Risks section in Offering Details below.)

"What ACE offers that other companies lack are transparency, full-service, one stop shop offerings, shared savings, payments based on actual performance and experience and focus on affordable housing. I can't emphasize how important ACE's experience is in multi-family affordable housing. It's a complicated world to navigate. That, along with other features, makes it . . . a clear choice for Mercy Housing."

— Caitlin Rood, National Sustainability Director of Mercy Housing

---

OUR POTENTIAL FOR GROWTH

The Company believes that there is pent-up demand for its services and that, if it is able to identify sufficient and reliable sources of project capital on terms acceptable to the Company, it will be able to sign agreements with other customers like Mercy Housing.



Potential Growth in ACE Revenues
$2,500,000
$2,000,000
$1,500,000
$1,000,000
$500,000
0
2018
2019
2020
2021
2022
2023
NET PROJECT REVENUES
NET PROJECT OPERATING RESULTS

The projections above are based on the following major assumptions (which may or may not prove to be accurate):

- We are able to finance and complete the Mercy/ACE Portfolio Project.
- We are able to sign one more agreement with owners for energy efficiency retrofit projects of 5,000 units in 2018 and agreements of at least 10,000 units each year for the following 4 years starting in 2019.
- We do not encounter competition or resistance from potential customers that would cause our fees or percentage of customer energy or water saving to be reduced.
- Energy and water rates grow at approximately 2 to 3% per year.
- Our energy efficiency, water conservation and renewable energy project installation costs and actual operating, maintenance and capital replacement costs are consistent with our projected costs.
- There is no increase in our financing costs.
- In the states where ACE intends to pursue projects, there is no termination of energy efficiency programs that provide subsidies of the type used by the Company and no decrease in the current rates or funding of subsidies for such programs.
- The Federal Investment Tax Credits that support solar developments remain in place and generally available and the Federal Tax Code and other economic factors are such that the value of the tax credits remain at least equal to current values
- .

As you can see from these projections, **ACE is an operating company that we hope will deliver strong returns and steady growth**. We do not expect to provide the kinds of multiple returns that, say, a breakthrough technology company might provide.

These projections and statements of expectations are forward-looking statements and, as such, are highly uncertain. See the discussion of Risks in Offering Details below for further information on risks that may cause the forward-looking statements above to prove to be inaccurate.

WE RECOGNIZE GOOOD WHEN WE SEE IT

We want to thank you, if you choose to be one of our investors, for putting your money where your values are—particularly our early investors and our large investors. Here are our gifts to you for becoming part of the ACE family:

- The First 100 Investors Investing at Least $500 apiece:
  - $2/$100 Invested
- The Super-Investors Who Invest More Than $5,000 apiece:
  - For an investment of between $5,000 and $9,999, $1/$100 Invested
  - For an investment of between $10,000 and $19,999, $2/$100 Invested
  - For an investment equal to or greater than $20,000, $3/$100 Invested

Credits can be used as follows:

- Taken as a discount against your investment amount
- Left in ACE to help it support low-income housing communities and to protect the planet

All Investors will:

- Be recognized on the Wall of GOOOD for adding positive social impact for low-income communities and our planet to their investment portfolio. This honored wall of Do-GOOODers will be maintained on the ACE Website. (Note, we will not include your name without your approval.)
- Receive a GOOOD to the Power of ThreeTM Certificate of Recognition for being socially responsible investors.

**All perks occur after the offering is completed. In fact, we will not be allowed to communicate with you, even to thank you (other than through the general Comments section) until after the offering is completed and closed. But know that we thank you for your investment in the meantime.*

FAQ

What is the difference between "Affordable" housing and "Low-income" housing and which does ACE serve?

We use these terms interchangeably. "Affordable" housing is an industry term used to mean government subsidized housing for individuals and families whose income falls below levels that make quality housing otherwise unaffordable. The subsidies are either project-based support (tax credits or low-interest loans to reduce the cost of the housing to the developer) or tenant-based support (direct subsidies to the residents). ACE is not currently pursuing a third category of affordable housing, which is government-owned public housing, where residents live rent-free.

Who is your competition?

We know of only two organizations that make providing broad-based sustainability services to affordable housing a priority: Commons Energy in Vermont and Elevate in Illinois. Having these two excellent organizations pursuing the same objectives is a good thing for ACE because this competition should attract more capital to our market. There could be others of which we are not aware, and there are many other service providers who market more limited services to affordable housing including lighting, specific efficiency projects and renewable energy and, in some cases, they will finance the improvements.

What are your plans for growing the ACE team?

As we add projects and expand our business development efforts, we will need additional staff. It is our intention to continue to stay as lean as possible until we believe that the level of work is sufficiently large and predictable to support additional full-time employees. Until then, we will continue to use the variable resources of our strategic partners, Bright Power, Inc. and dbHMS, and the resources of other service providers whom we either know or will have vetted adequately. Our first new hire will most likely be an experienced project manager with some expertise in sustainable technology.

Why don't the owners of low-income housing do this work themselves?

Most non-profit owners of affordable housing are resource-strapped. In our experience, members of their staff typically work extremely hard to perform their core functions, so it's difficult for them then to add the evaluation, installation and management of new green improvements to their "day jobs." In addition, they may lack the internal expertise to assess and assume the risks associated with the performance of these improvements.
Ultimately a major barrier preventing them from doing this work is the difficulty of obtaining the capital necessary to pay for the improvements. To our understanding this is true for several reasons:

- Their annual budgeting process limits them to making improvements that can pay for themselves during that budget year, which eliminates most measures.
- By the nature of the governmental regulations to which they are subject, they typically cannot accumulate the

What effect will the current Administration in Washington have on ACE's business?

The answer to this question is different for our energy efficiency and water conservation work, on the one hand, and our renewable energy improvements, on the other.

Fortunately, when it comes to energy efficiency and water conservation, the states and local utilities are the drivers of sustainability and the source for most of the meaningful financial subsidies. Progressive states like California, New York, as well as a number of states in New England, Mid-Atlantic and Upper Midwest have for the most part maintained or increased their announced support of sustainability. These are the states that ACE is targeting, so ACE doesn't expect the policies that may be adopted by the Federal government to have a material impact on the financial subsidies supporting its energy efficiency and water conservation work.

The answer is different for our renewable strategies. Historically,

What kind of retrofit improvements do you install at the properties?

We start out with the goal of installing as much energy efficiency, water conservation and renewable energy improvements as is technically and financially feasible. Currently, there are limits to what we can afford to do. However, our approach of using improvements with faster paybacks (like lighting, water conservation and controls) to, in a sense, subsidize important measures with longer paybacks, allows us to do a broader scope of improvements than is typical. We call this the "Whole Tree" approach, as opposed to a more typical "Low-hanging Fruit" approach.
The measures that we are often able to install include the following:

- Energy-efficiency lighting and lighting controls
- Low-flow faucets, shower-heads and toilets (we also focus very closely on leak detection and prevention)
- Energy-efficient domestic hot water heaters
- Building and system controls
- Insulation and air-sealing
- Recommissioning (making sure

- reserves necessary to pay for these improvements from cash.
- It is difficult for them to borrow new money because existing partners and lenders do not want their positions disturbed by new money.

Confronted by these barriers and faced with the ongoing challenge of maintaining affordable housing—and without the assistance of ACE or a similar provider—they may choose to do nothing

renewable improvements were only possible with the financial subsidies coming from Federal tax credits. These tax credits were renewed with bipartisan support in 2015 and many observers believe they will not be repealed. However, the current Administration and members of Congress have announced their hope to reduce the maximum corporate tax rate from 35% to 15%. If this were to happen the proceeds from the tax credits would be reduced proportionately (e.g., by 58%) or, even worse, the corporations, who are the primary investors in these credits, would conclude that they weren't worth the trouble and would no longer invest in the credits at all. Thus, one of the important sources of capital used by ACE to pay for renewable systems would either be materially reduced or eliminated altogether. However, the productivity of solar panels and other renewable systems has been improving at such a rapid rate that we can reasonably hope for a time in the near future when Federal subsidies may not be required to make renewable systems financially feasible.

- that all existing equipment is properly tuned and maintained and being operated correctly)
- Repiping
- Renewable energy systems, typically solar photovoltaic panels (that produce electricity) and solar thermal panels (that reduce the need for natural gas and/or electricity to heat or cool the properties)

Other site-specific improvements are often found as we perform detailed audits and analyses.

How does ACE intend to grow its business?

During his years working on this model, first as part of a subsidiary of Hispanic Housing Development Corporation and now at ACE, Jeff Greenberger has had discussions with a number of national and regional owners of affordable housing about working with ACE. There is an increasing interest by many of these owners in exploring how they might work with ACE. Because of the limited size and resources of ACE and the importance of successfully launching and implementing the Mercy/ACE Portfolio Project, we have not advanced these discussions, choosing instead to focus on getting the Mercy Housing project moving. As soon as we know that the installation of the Mercy

Where does ACE stand in seeking a loan for the Mercy/ACE Portfolio Project?

We have spoken to a large number of possible lenders without success. However, ACE is in active discussion with two potential mission-driven lenders and remains optimistic that a loan will be secured from one of them (or from one of the other potential funders with whom we have had more preliminary discussions). Jeff Greenberger, an ACE principal, intends to loan funds to the Company for immediate needs of the next phase of work within the Mercy/ACE Portfolio Project (Phase 2 comprised of six properties), unless and until a project loan is obtained. Mr. Greenberger intends to be repaid these and other project-related advances provided by

What were the reasons for the separation of the ACE mission from Hispanic Housing Development Corporation?

Early in 2012, Hispanic Housing Development Corporation ("HHDC"), a non-profit owner and manager of affordable housing, formed an energy efficiency subsidiary, Affordable Community Energy, Inc. ("HHDC Energy Subsidiary")—which is not the same as ACE, the company engaged in this offering of Class B Common Stock. The goal of HHDC, which was generously supported by an Energy Innovation Fund grant from the U.S. Department of Housing and Urban Development ("HUD"), was to determine whether a replicable, sustainable business model could be developed to provide broad-based efficiency, conservation and

Housing improvements is well underway, we will actively pursue these other identified opportunities in person and expand our business development activities in general.

Our business development strategy, beyond contacting our key prospects, will include:

- Continuing to work with our partners, particularly Bright Power, Inc., in reaching out to their existing and prospective customers.
- Expanding our efforts with the significant groups supporting affordable housing, including the Stewards for Affordable Housing's Future ("SAHF"), NeighborWorks, the Department of Energy/HUD Better Building Challenge Participants, Local

him at such time as ACE receives funds from a loan. These project-related advances are currently estimated to become approximately $128,000. If a project loan is not obtained, Mr. Greenberger may or may not seek repayment for these advances from the proceeds of this Offering.

ACE continues to explore a number of other avenues to finance the project and may use proceeds of this campaign to pay for portions of the Mercy/ACE Portfolio Project as it works to find a third-party financial partner that will provide a project loan

renewable improvements to affordable housing owners. The HHDC Energy Subsidiary used the HHDC portfolio of properties to prove the financial and technical elements of a viable business model. During the four years of its existence, the HHDC Energy Subsidiary completed more than $10 million of improvements across the HHDC portfolio.

In early 2016, once the model proved successful, HHDC and Jeff Greenberger recognized that HHDC's primary mission was the development and ownership of affordable housing and not sustainability. In addition, Mr. Greenberger recognized that he could execute the original business strategy more organically as a stand-alone business. As a result, ACE was formed on July 1, 2016 as a totally separate

Initiatives Support Services ("LISC") and Enterprise Community Partners, among others.

- Continuing to speak at conferences and place articles in publications designed to reach affordable housing owners.

We also hope that investors and others visiting this site will share our mission and value proposition with any owners of affordable housing that they may know

entity to carry on the mission of the HHDC Energy Subsidiary.

HHDC invested substantial capital and time in the creation of HHDC Energy Subsidiary. Much of that investment has been repaid by the performance of the improvements made at the HHDC portfolio and the remainder is expected to be repaid through HHDC Energy Subsidiary's share of savings and the revenue from the renewable electricity being produced on-site. The Company has no obligations to HHDC. From HHDC's viewpoint the efforts that led to "proof of concept" for ACE were a success

How do you measure savings in water and energy?

ACE is compensated for the value of the reduction in consumption of energy and water as a result of its improvements. This value is calculated according to the following formula:

(Base Year Consumption–Performance Year Consumption) x Utility Rate = Savings

- **Base Year Consumption** means the consumption of electricity, natural gas and water in the period before ACE makes its improvements. Before we make improvements for any customer, we obtain a reliable baseline of its pre-improvement consumption of electricity, natural gas and water from their prior utility bills for a period of between 12-18 months. However, to make sure that we don't realize windfall savings or suffer unfair comparisons, the Base Year will be adjusted as appropriate to reflect differences in temperatures, use and occupancy from year to year.
- Performance Year Consumption means the consumption reported in these same utilities' bills after our improvements have been installed.
- **Utility Rate** means the rate charged from time to time by the electricity, natural gas or water provider. Thus, as rates rise, the value of ACE's share of the Savings will increase.

NEXT STEPS

If we have your attention, here are some next steps you can take:

- Please be sure to review carefully the other sections, particularly the Risks section in Offering Details below.
- If you have further questions or comments, please leave them on the Comments page.

We hope to welcome you soon as part of the ACE family!

February 2012

Affordable Community Energy, Inc. (ACE, Inc.) was formed as a subsidiary of Hispanic Housing Development Corp (HHDC)

May 2012

HHDC and ACE, Inc, HHDC's subsidiary, were awarded an almost $3 million HUD Energy Innovation Fund Grant

September 2013



ACE, Inc., HHDC's subsidiary, began retrofit of 17 HHDC's properties as part of a $6.25 million project

March 2015



ACE, Inc., HHDC's subsidiary, completed retrofits totaling $10 million for HHDC

December 2015

ACE Inc., HHDC's subsidiary, and its partners were awarded "Energy Efficiency Innovative Partnership of the Year" by Retrofit Chicago

July 2016

Affordable Community Energy Services Company was formed

December 2016

ACE raises $174,500 from a Friends and Family Campaign

Feb, 2017

Mercy Executive Leadership Team approves in concept the Mercy/ACE Portfolio project

May, 2017

ACE and Bright Power substantially completed the LIWP Pilot Project involving six Mercy buildings in California

July, 2017

ACE signed contracts to proceed with another six Mercy properties in California

Date of StartEngine Launch (Presen

ACE Launched on StartEngine!

In the Press

SHOW MORE

Meet the Founder



Jeff Greenberger

Director, CEO and President

Jeff founded Affordable Community Energy Services Company ("ACE") in July 2016 becoming its President, CEO and Director. From January 2012 until June 2016, he was the Chief Operating Officer of Affordable Community Energy, Inc., a subsidiary of Hispanic Housing Development Corporation, a non-profit owner/developer of affordable housing ("HHDC"). The "ACE Model" was developed while Jeff was working for HHDC. Jeff leads all efforts at ACE, with a focus on financing, and client acquisition and service. Prior to ACE, Jeff worked at Jones Lang LaSalle from 1984 to 2001 where, among other things, he co-founded and co-led JLL's Public Sector practice. Jeff worked for Deutsche Bank in New York from 2002 to 2006 as Head of Strategic Planning/Real Estate—Americas and AsiaPacific, and then as Global Head of CRES Corporate Planning. He attended Northwestern University and received his law degree at Columbia University Law School. Jeff has served on the Boards of Hispanic Housing Development Corporation, Facing History and Ourselves and The Institute for Clinical Social Work. He is a frequent speaker at national conferences on energy and water conservation and renewable energy improvements for affordable housing and a tireless proponent of the ACE Mission.

And the Rest of the Team



Dan Greenberger



Rachel Liu



Jeffrey Perlman



Trenton Allen

Chief Innovation Officer

Dan's commitment to ACE's mission and market comes naturally through his environmental and nonprofit work. He co-founded a consultancy to help organizations reduce, reuse and recycle through an innovative behavioral change process. He has facilitated strategic planning and led branding efforts for a number of socially focused nonprofit organizations. He has trained organizations in innovation. Dan's role is to provide communications, branding and innovation services that advance the missions of ACE and its clients.

Project and Marketing Manager

Rachel Liu has a passion for communications and social causes. Previously she worked for international PR agencies - MSL and Burson-Marsteller in Beijing, and then pursued a master degree in Integrated Marketing Communications at Northwestern University. Her role at ACE is to execute campaign communications and to oversee investor relations, and operation and administration of the company. In her spare time, Rachel enjoys experiencing different cultures, making art and learning languages.

President of Bright Power (Technical Advisor)

Jeffrey Perlman is the President and Founder of Bright Power (www.brightpower.com). He spends his days solving the most challenging energy problems facing building owners today. An experienced energy auditor, energy analyst and solar-energy-system designer, Jeff is as happy in a boiler room or on a rooftop as he is in a corporate boardroom. Jeff is a Certified Energy Manager (CEM), LEED AP, and a BPI Multifamily Building Analyst. Bright Power provides ACE with technical, benchmarking, audit and construction management services in the Northeast and Mid-Atlantic regions and California. In addition to his work at Bright Power, Jeff is adjunct faculty at NYU and the City University of New York (CUNY) and serves on the board of the New Alternatives Fund, a mutual fund that invests in renewable energy.

CEO of Sustainable Capital Advisors (Financial and Capital Advisor)

Trenton Allen founded Sustainable Capital Advisors (SCA) in 2012 to meet the challenges of public and private sector organizations seeking to implement innovative solutions for the sustainable infrastructure industry. SCA provides ACE with investment banking services (finding and closing on the capital required by ACE, primarily on the debt side) and general financial advices. He leads SCA's business development and client engagement activities with governments, utilities, developers, and investors. Trenton uses his nearly twenty years of experience in the energy and capital markets professional not only in service to his clients but also in his role as an adjunct professor at the University of Delaware, Center for Energy and Environmental Policy.



Madelyn Greenberger

Director, Vice President and Secretary

Madelyn is a Licensed Clinical Social Worker, with private practice in Chicago, Illinois, providing long-term psychoanalytic psychotherapy to adults, adolescents, children and couples. She has practiced alone, but has done business from 1977 until the present as Psychotherapy Associates of which she has been the sole owner. She has been a Director and Vice President and Secretary of ACE since its inception in July 2016. She has a Bachelor of Arts in Sociology and Psychology from Northwestern University in Evanston, Illinois, a Master of Science in Social Work from the Columbia University School of Social Work in New York, New York, A Certificate for Advanced Training from the Chicago Institute for Psychoanalysis, Child of Adolescent Psychoanalytic Psychotherapy Program, Chicago, Illinois, and Advanced Training from the National Institute for the Pyschotherapies in New York.

Madelyn is an owner of ACE and, as such, her role is to provide guidance and grounding to her husband, Jeff, calling on her long experience as an entrepreneurial service provider.

Offering Summary

Maximum 20,000 shares of common stock ($1,000,000)

Minimum 200 shares of common stock ($10,000)

Company	Affordable Community Energy Services Company
Corporate Address	180 N. Michigan Avenue, Suite 2405, Chicago, IL 60601
Description of Business	An energy services company (ESCO) providing broad-based energy efficiency, water conservation and renewable energy retrofit improvements to the owners of multifamily low-income ("affordable") housing.
Type of Security Offered	Shares of Class B Common Stock (the "Shares", or the "Securities")
Purchase Price of Security Offered	$50
Minimum Investment Amount (per investor)	$250

Unless required by applicable law, no holder of Class B Common Stock shall have any voting right or power in respect of Class B Common Stock, and no holder of Class B Common Stock shall be entitled in respect of Class B Common Stock to notice of any stockholders' meeting; provided, that no amendment of the Restated Articles that adversely affects the rights of holders of Class B Common Stock as set forth in Article 5 of ACE's Amended and Restated Articles of Incorporation (other than any amendment that proportionally affects the rights of holders of the Class A Common Stock in the same manner) shall become effective unless it shall have been approved by vote of holders of more than 50% of all outstanding shares of Class B Common Stock, voting as a separate class on the basis of one vote per share of Class B Common Stock held.

If ACE completes this offering of shares of Class B Common Stock with the sale of the minimum number of the shares of this offering (200 shares), then ACE will at the time of the completion of the offering have the following capital structure:

Class A Common Stock (voting): 45,000 shares owned directly and indirectly (through Greenberger Holding LLC) by Jeffrey Greenberger and his spouse.

Class B Common Stock (non-voting): 200 shares to be owned by purchasers in this offering

Convertible Note Holders: 4,712 shares of Class A Common Stock issuable on conversion of notes owned by prior investors

Irregular Use of Proceeds

The Company might incur Irregular Use of Process that may include Salary and other personnel-related payments to its President, repayments of project-related advances made by the President, payments for marketing and strategic advisory services to the President's brother and to repay the principal and interest due on a portion of the Convertible Promissory Notes that have been purchased by relatives of the President and Madelyn Greenberger, his spouse. See Related Party Transactions above.

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow Affordable Community Energy Services Company (ACE) to get notified of future updates!

Comments (0 total)

Add a public comment...

Post

©2017 All Rights Reserved

Important Message

www.StartEngine.com is a website owned by StartEngine Crowdfunding, Inc. and operated by StartEngine Crowdfunding and its wholly owned-subsidiary, StartEngine Capital, LLC. StartEngine Crowdfunding is a not a broker-dealer, funding portal or investment adviser. StartEngine Capital, LLC is a funding portal registered with the US Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Investment opportunities posted and accessible through the site are of three types

1.Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. No broker-dealer, funding portal or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 2. Regulation D offerings (506(c)), which are offered only to accredited investors. No broker-dealer, funding portal, or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 3. Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks. You can learn more in our Learn section.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation of offerings are permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

VIDEO TRANSCRIPT (Exhibit D)

I'd like to introduce you to Affordable Community Energy Services — or ACE — a company needed now more than ever to address two important challenges.

The first challenge is climate change, where we are seeing: a growing pattern of unpredictable and devastating weather, rising sea levels, and realistic predictions of a dire future for our planet. The second challenge is the fact that rising utility costs disproportionally affect low-income citizens.

I'm Jeff Greenberger, inviting you to become part of a growing movement of impact investors tackling these challenges. We're asking you to help us deliver: broad-based energy efficiency and water conservation improvements and renewable energy systems to the owners of multifamily housing serving low-income individuals and families.

With your investment in ACE, you will help: reduce our collective carbon footprint, increase energy resiliency and keep affordable housing available for our most vulnerable populations.

That's a lot of good and here's how we do it:

ACE offers a low-risk water and energy retrofit solution to the owners of low-income housing properties, a niche market with a pent-up demand.

For these owners: We provide the technical expertise to assess the savings opportunities and to design efficient solutions. We engage highly qualified contractors to install and maintain them. And, most importantly, we provide 100% of the capital needed to pay for these solutions.

As a result, our clients have no financial exposure, which is rare in our industry, and is the reason why we expect demand for our services.

Here's what one of our clients says about ACE.

"Hi, I'm Caitlin Rood from Mercy Housing. I'm the National Sustainability Director. What ACE offers that other energy service companies lack are transparency, full-service, one stop shop offerings, shared savings, payments based on actual performance and specific experience and focus on affordable housing. I can't emphasize enough the importance of ACE's experience in multi-family affordable housing. It's a complicated world to navigate. That, along with the other features, makes ACE unique in the industry and a clear choice for Mercy Housing."

Thank you, Caitlin, for your kind words.

But, this opportunity is about more than just doing good. Our business model is simple:

ACE, as developer and project manager, expects to receive a fee of around 10% of the total costs of its improvements. And, once operating, ACE's projects will generate revenues from a share of the energy and water savings, as well as the value of any electricity that is produced onsite by our renewable improvements.

Our excess revenue over operating costs, including repaying our project debt, is designed to provide a cash flow during the 10-year life of each customer contract.

The detail describing this opportunity is provided in our filing with the SEC and elsewhere on this website. Please read these materials.

If you agree that in these times, the private sector must fill an increasing void in support for the environment and low-income populations, please join me, and the rest of the ACE team by investing in our critical work.

Thank you.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.